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SEC FILE NUMBER
8-66379

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CapLink Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 Pier Avenue, Suite 123
(No. and Street)

Hermosa Beach	CA	90254
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas Barrett	949-244-1980	thomasbarrettca@gmail.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

125 E. Lake Street, Ste. 303	Bloomingdale	IL	60608
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Mibu _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CapLink Securities Inc. _____ , as of 12/31 _____ , 2_023___ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

*See attached
for notary public & NM

Notary Public



Signature: _____

Title:
President _____

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of LOS Angeles

Subscribed and sworn to (or affirmed) before me on this 25th day of March, 2024, by Scott Jiro Mibu,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



NICOLE AGULTO
Notary Public - California
Los Angeles County
Commission # 2455192
My Comm. Expires Jul 27, 2027

(Seal)

Signature _____

CapLink Securities Inc

**Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission**

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2023

Contents

CapLink Securities Inc

Independent Auditor's Opinion

For the Year-ended December 31, 2023



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Caplink Securities Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Caplink Securities Inc. as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Caplink Securities Inc. as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Caplink Securities Inc.'s management. Our responsibility is to express an opinion on Caplink Securities Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Caplink Securities Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Caplink Securities Inc.'s auditor since 2019.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 18, 2024

CapLink Securities Inc
Statement of Financial Condition
For the Year-Ended December 31, 2023

Assets

Cash	$	11,396
Accounts receivable		3,696
Total assets	$	15,092

Liabilities and members' Equity

Liabilities

Accounts payable and accrued expenses	$	2,389
Commissions payable		-
Long term loan		-
Total liabilities		2,389

Members' equity

Common stock, .001par value; 10,000 share authorized		
2,000 shares outstanding	$	2
Additional paid-in capital		31,443
Accumulated deficit		(18,742)
Total shareholders' equity		12,703
Total Liabilities & Shareholders' Equity	$	15,092

The accompanying notes are an integral part of these financial statements.

CapLink Securities Inc
Notes to Financial Statements
As of and for the Year-Ended December 31, 2023

NOTE I - SIGNIFICANT ACCOUNTING POLICIES

Organization – CapLink Securities, Inc. (the "Company") was incorporated in the State of California on April 17, 2003, under the name Centara Capital Securities, Inc. Operations began July 2004. In August 2015, the Company changed their name to CapLink Securities, Inc. and filed the change with the Secretary of the State of California. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Basis of Presentation – The Company's financial statements have been prepared in conformity with United States Generally Accepted Accounting Principles ("GAAP") which require management to make certain estimates and assumptions that affect the amounts presented in the accompanying financial statements. Actual results may differ from those estimates.

Revenue Recognition – Third party marketing revenue is recognized in the form of quarterly fees that are earned as a percentage of the manager's fees assessed and earned on the assets in the various funds. Marketing fees are recognized in the month that they are received. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period. The Company had two clients each of which represented more than 10% of total revenue for 2023.

Concentrations of Credit Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FAIR VALUE

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

NOTE 3 - INCOME TAXES

The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1.5% state franchise tax on the corporation's taxable income.

NOTE 3 - INCOME TAXES (continued)

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2017 to the present, generally for three years after they are filed.

NOTE 4 – EXEMPTION FROM THE SEC RULE 15C3-3

The Company conducts business activities involving receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and/or referring securities transactions to other broker-dealers. The Company does not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities. Therefore, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the firm does not claim an exemption from SEA Rule 15c3-3. The Company conducts under the "Non-Covered Firm" provision.

NOTE 5 – LEASE FOOTNOTE

The Company leases office space on a month-to-month basis. The rent expense for the year was $24,960.

NOTE 6 – SIPC SUPPLEMENTARY REPORT REQUIREMENT

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues that exceed $500,000 to file an Agreed Upon Procedures Report (AUP Report). SIPC members with gross revenues below $500,000 are not required to file an AUP Report. Broker-dealers exempt from SIPC membership must file a Form SIPC-3 and are required to file an AUP Report. If an AUP Report is required to be filed with SIPC, such report may be filed separately or included within this Supplemental Information section.

NOTE 7 – NET CAPITAL REQUIREMENT

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule (SEC 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's applicable minimum net capital is the greater of $5,000 or 6-2/3% percent of total aggregated indebtedness. SEC 15c3-1 also provides that equity capital may not be withdrawn, or dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2023, the Company had net capital of $9,007 which was $4,007 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 26.52% on December 31, 2023.

NOTE 8 – GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company had a net loss of $78 for the year ended December 31, 2023, and an accumulated deficit of $18,742 as of December 31, 2023. The Company plans to revise its fee structure in the future to include a minimum monthly marketing fee in addition to placement fees on all client engagements. The Company also plans to hire additional registered representatives. This is anticipated to result in an increase in revenue. The financial statements of the Company do not include any adjustments that may result from the outcome of these uncertainties.

NOTE 9 – SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period from its year end December 31, 2023, through the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.